BANKERS TRUST CORPORATION
One Bankers Trust Plaza
New York, New York  10006

Damian P. Reitemeyer
Principal
Telephone: (212) 250-4599


                            February 12, 1999


Securities and Exchange Commission
SEC Document Control
450 Fifth Street,  N W
Washington, DC  20549
Attn. :   Filing Desk


Dear Sirs :


    Re :   Filing of Schedule 13G on

    HOLLINGER INTERNATIONAL, INC



Pursuant to Rule 13d-1 of the General Rules and
Regulations copy under the Securities Exchange Act of 1934, the following is one of the Schedule 13G with respect to the common stock of the above referenced corporation.

Please acknowledge your receipt of the Schedule 13G filing submission through the EDGAR-Link System software, by E-Mail confirmation.


                            Sincerely,



                            Damian P. Reitemeyer



Enclosures









        SECURITIES AND EXCHANGE COMMISSION

             Washington, D.C.   20549

                   SCHEDULE 13G

    Under the Securities Exchange Act of 1934

               (Amendment No. 1  ) *
                           --------


           HOLLINGER INTERNATIONAL, INC
                 NAME OF ISSUER :

                Common Stock:  No Par

           TITLE OF CLASS OF SECURITIES

                    435569108
                   CUSIP NUMBER

Check the following box if a fee is being paid with this
statement   [   ].  (A fee is not required only if the
filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class. ) ( See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the reminder of this cover page shall not be deemed to be filed for the purpose of
Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


              Continued on following page(s)



                           Page 1 of 7



                                                 Page 2 of 7

CUSIP No. 435569108

1.   NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
     PERSON

     Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company. 13-6180473

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  *
           (A)    [  ]
           (B)    [  ]

3.   SEC USE ONLY


4.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     Both Bankers Trust Corporation and Bankers
     Trust Company are New York Corporations.




NUMBER OF     5. SOLE VOTING POWER



SHARES
BENEFICIALLY  6. SHARED VOTING POWER



OWNED BY
EACH          7. SOLE DISPOSITION POWER




REPORTING
PERSON        8. SHARED DISPOSITION POWER










                                         Page 3 of 7
CUSIP No. 435569108

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON





10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES
     CERTAIN SHARES  *

            [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9





12.  TYPE  OF  REPORTING  PERSON  *

            Bankers Trust Corporation - HC
            Bankers Trust Company - BK



























CUSIP No. 435569108                          Page 4 of 7

Item 1 (a)     NAME OF ISSUER:

               HOLLINGER INTERNATIONAL, INC

Item 1 (b)     ADDRESSES OF ISSUER'S PRINCIPAL EXECUTIVE
               OFFICES:

          401 North Wabash Avenue
          Suite 740
          Chicago, IL 60601

Item 2 (a)     NAME OF PERSON FILING:

          Bankers Trust Corporation and its wholly-owned subsidiary, Bankers Trust Company



Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          Bankers Trust Corporation and Bankers
          Trust Company are located at:

          130 Liberty Street
          New York, New York 10006.






Item 2(c) CITIZENSHIP:

          Bankers Trust Corporation, and its
          wholly-owned subsidiary, Bankers Trust Company are incorporated in the State of New York with their principal business offices located in New
          York.














CUSIP No. 435569108                  Page 5 of 7






Item 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock:  No Par

Item 2 (e)  CUSIP NUMBER:

          435569108

Item 3    THE PERSON FILING IS A:

          For Bankers Trust Corporation,
  (g)     [X]  Parent Holding Company, in accordance with
          Section 240.13d-1(b) (ii) (G)

          For Bankers Trust Company,
  (b)     [X]  Bank as defined in Section 3(a)(6) of the Act






Item 4     OWNERSHIP:

  As of December 31, 1998

  (a)   Amount Beneficially Owned:

















CUSIP No. 435569108                  Page 6 of 7

     (b)  Percent of Class:





     (c)  Number of shares as to which the Bank has:

     (i)   Sole power to vote or to direct the vote -





     (ii)  Shared power to vote or to direct the vote -




    (iii)  Sole power to dispose or to direct the disposition of -





     (iv)  Shared power to dispose or to direct the disposition of -





Item 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON:

             Not applicable.

Item 7       IDENTIFICATION AND CLASSIFICATION OF THE
             SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
             REPORTED ON BY THE PARENT HOLDING COMPANY:

              See Item 3 above.



                                                Page 7 of 7
CUSIP No. 435569108


Item 8    IDENTIFICATION AND CLASSIFICATION OF
          MEMBERS OF THE GROUP:

           Not applicable.

Item 9    NOTICE OF DISSOLUTION OF GROUP:

               Not applicable.

Item 10   CERTIFICATION:

        By signing below I certify that , to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


SIGNATURE:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:             as of December 31, 1998

Signature:      Bankers Trust Corporation

By :           /s/James T. Byrne, Jr.

















                EXHIBIT TO ITEM 7

The chain of ownership from Bankers Trust
Corporation to Bankers Trust Company is shown below:


            Bankers Trust Corporation

                        |
                      100%
                        |

              Bankers Trust Company